Filed by Cigna Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934
Subject Company: Cigna Corporation
Commission File No.: 001-08323

On September 16, 2015, senior management of Cigna Corporation made the following presentation to brokers.

CIGNA PRODUCER ADVISORY COUNCIL

Together, all the way.®

Cigna®

TOGETHER,
PUTTING THE
CUSTOMER FIRST
September 16, 2015 │ Chicago, Illinois
886283 Offered by: Connecticut General Life Insurance Company or Cigna Health and Life Insurance Company.

TOGETHER, PUTTING THE CUSTOMER FIRST
Tom Richards
Global Lead
Strategy and Business Development
CREATING A PREMIER
GLOBAL HEALTH
SERVICE COMPANY

COMBINATION DRAMATICALLY ACCELERATES PATH TOWARDS
A MORE SUSTAINABLE HEALTH CARE ECOSYSTEM
ANTHEM AND CIGNA
Improves Quality and
Affordability
Accelerates Innovative
Value-Based Care
Expands Health Care
Choices
Creating better health care together for the benefit of customers, employers, providers and governments

Other Trends

Expanding Definition of Health & Delivery

Traditional view of healthcare expanding to more comprehensive health management

- Wellness - Personalized Health
- Remote Care Delivery

Regulation

Affordable Care Act ("ACA") & other regulations

- Public Exchanges - Minimum MLR
- - Compliance

Increasing chronic conditions
Evolving social safety net
Growing middle class
Rising health costs
Transparency
Aging population
Industry stakeholders:
• Customers and clients
• Government
• Healthcare providers
• Distribution channels

Other Trends

Technology Growth & Hyper Connectivity

Exponential technology improvements driving more coordinated care, lowering costs, fueling accessibility, demand, & innovation

- New Entrants/Disruptors - Data Analytics

Consumerism & Increasing Transparency

Consumers using multiple channels to inform and take a more prominent role in health care decisions

- Defined Contribution - Consumer Activation
- Connectivity / Mobility

FORCES OF CHANGE
EVOLVING GLOBAL MARKET FORCES
Dynamic marketplace creates changing roles
and responsibilities for all stakeholders

DYNAMIC MARKETPLACE TRENDS
MARKETPLACE RESPONSE TO TRENDS
Increasing investments in
innovative solutions
Optimizing global plan with local
customized solutions
Consolidation among
Physicians, Hospitals, Services
HEALTH CARE
DELIVERY SYSTEM
EMPLOYER
Transitioning from volume to
value payments
Transitioning to Population
Health Management
Increasing responsibility for
financing and choice
Pursuing voluntary options
Embracing new technologies
(e.g. mobile access for delivery
of care services)
Demanding more
personalization and choice
INDIVIDUALS
REGULATORS AND
GOVERNMENT
Expanding regulation and
reach
Responding to budget
pressures
Dramatic forces of change cutting across all stakeholders
including increased need for greater affordability

PRODUCERS
Consolidation regionally and nationally
Launching new solutions (e.g.
Private Exchanges)

Our Strategy
Go Deep within existing geographies and products, Go Global to offer solutions in adjacent and new markets and Go Individual to serve the holistic needs of an individual
Our Mission
To improve the health, well-being and sense of security of the people we serve
Affordability
Personalization
Brand
Insights
How we will win
Customer Centricity
Talent
Localization
OUR ENTERPRISE STRATEGY

Aligned Incentives è
Personalized Choices
Local Expertise + Global Capabilities è
Greater Affordability
NPS Driven Experience è
Continuous Improvement for Clients & Customers
ANTHEM AND CIGNA
COMPLEMENTARY BREADTH OF CAPABILITIES
•Health Engagement Capabilities
•Life & Disability
•Global Solutions
•Medicare Advantage
•Middle Market Accounts
•Broad, Transparent Funding
Options
• Individual / Public Exchanges
• Small Group
• Strong Fully Insured Capabilities
• Medicaid
• Federal Employees
Yielding expanded choice and differentiated value for all

WORKING TOGETHER FOR A MORE SUSTAINABLE HEALTH CARE SYSTEM

PARTNER
OF CHOICE

Cigna

AFFORDABILITY
AND CHOICE
INVEST TO
INNOVATE
ANTHEM AND CIGNA

TRACK RECORD OF SUCCESSFUL ACQUSITIONS AND MERGERS
CLEAR STRATEGIC FILTERS TO
ACQUISITIONS AND MERGERS CREATING
BENEFITS FOR MULTIPLE
STAKEHOLDERS
Together, we will dramatically accelerate innovation, collaborative partnerships, quality, access, affordability and personalization for our customers
GREAT AMERICAN
SUPPLEMENTAL BENEFITS
EXPANDED CHOICE AND AFFORDABILITY
GREAT WEST
EXPANDED CHOICE AND ACCESS
U.S. Individual
U.S. Employer
Global Employer
VANBREDA INTERNATIONAL
EXPANDED ACCESS AND QUALITY
Health Care Providers
HEALTHSPRING
ALEGIS CARE
EXPANDED COLLABORATIVE PHYSICIAN
PARTNERSHIPS AND QUALITY

PARTNER OF CHOICE: BROKERS
CIGNA WILL CONTINUE TO PARTNER WITH
PRODUCERS TO HELP OUR MUTUAL CLIENTS
ACHIEVE THEIR GOALS
Your clients will benefit from:
• Increased affordability
• Continued delivery of market leading health and engagement capabilities
• Improved competitiveness on Public and Private Exchanges
• Access to greater geographic breadth of health care network and services, delivered locally
Providing brokers:
• Increased choice and flexibility to solve client’s problems
• Continued innovation with Cigna
• Opportunity to partner for a more sustainable health system
Increased affordability, expanded services and more choices, so you can deliver more value to your clients

We are focused on creating value for our
customers, clients, brokers and providers.
PARTNER OF CHOICE: EMPLOYERS
TRANSITION
During the proposed transaction review process,
it’s business as usual:
•Account Team
•Operations and Services
•Investments in developing local solutions
•Accelerating Value-Based Care Relationships
Business Processes
Cigna and Anthem will continue to operate as
independent companies and competitors until the
merger is finalized.

ANTHEM AND CIGNA
NEXT STEPS TOWARD APPROVAL
Anthem and Cigna are working with regulators to gain approval:
• Hart-Scott-Rodino
• 29 Departments of insurance
• Non-US regulatory filings, approvals and/or notifications
Both Boards have already unanimously approved the transaction
• Both sets of shareholders need to approve
We expect to complete the transaction 2H2016

OVERVIEW
Improves Quality and
Affordability
Accelerates Innovative
Value-Based Care
Expands Health Care
Choices
Together: Positive force for change in the lives of customers, clients and communities

THE NEW COMPANY IMPROVES VALUE-BASED SERVICES &
EXPANDS CONSUMER CHOICE, QUALITY AND
AFFORDABILITY

NO OFFER OR SOLICITATION
This communication is neither an offer to buy, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.
ADDITIONAL INFORMATION AND WHERE TO FIND IT
The proposed transaction involving Cigna Corporation (“Cigna”) and Anthem, Inc. (“Anthem”) will be submitted to Cigna’s shareholders and
Anthem’s shareholders for their consideration. In connection with the proposed transaction, Anthem will prepare a registration statement on Form
S-4 that will include a joint proxy statement/prospectus for Cigna’s shareholders and Anthem’s shareholders to be filed with the Securities and
Exchange Commission (the “SEC”), and each of Cigna and Anthem will mail the joint proxy statement/prospectus to their respective shareholders and file other documents regarding the proposed transaction with the SEC. This communication is not intended to be, and is not, a substitute for such filings or for any other document that Cigna or Anthem may file with the SEC in connection with the proposed transaction. SECURITY
HOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENT ON
FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS, CAREFULLY WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL
CONTAIN IMPORTANT INFORMATION. The registration statement, the joint proxy statement/prospectus and other relevant materials (when they become available) and any other documents filed or furnished by Cigna or Anthem with the SEC may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus from Cigna by going to its investor relations page on its corporate web site at www.cigna.com or by contacting Cigna’s investor relations department at 215-761-4198 and from Anthem by going to its investor relations page on its corporate web site at
www.antheminc.com or by contacting Anthem’s investor relations department at 317-488-6181.
PARTICIPANTS IN THE SOLICITATION
Cigna, Anthem, their respective directors and certain of their respective executive officers and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about Cigna’s directors and executive officers is set forth in its definitive proxy statement filed with the SEC on March 13, 2015 and information about Anthem’s directors and executive officers is set forth in its definitive proxy statement filed with the SEC on April 1, 2015. These documents are available free of charge from the sources indicated above, and from Cigna by going to its investor relations page on its corporate web site at www.cigna.com or by contacting Cigna’s investor relations department at 215-761-4198 and from Anthem by going to its investor relations page on its corporate web site at www.antheminc.com or by contacting Anthem’s investor relations department at 317-488-6181. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction will be included in the registration statement, the joint proxy statement/prospectus and other relevant materials Cigna and Anthem file with the SEC.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This communication, and oral statements made with respect to information contained in this communication, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on Cigna’s current expectations and projections about future trends, events and uncertainties. These statements are not historical facts. Forward-looking statements may include, among others, statements concerning our projected adjusted income (loss) from operations outlook for 2015, on both a consolidated and segment basis; projected consolidated revenue growth and global medical customer growth; projected medical care and operating expense ratios; future financial or operating performance, including our ability to deliver personalized and innovative solutions for our customers and clients and future growth, business strategy, strategic or operational initiatives; economic, regulatory or competitive environments, particularly with respect to the pace and extent of change in these areas; financing or capital deployment plans; our prospects for growth in the coming years; statements regarding the proposed merger between Cigna and Anthem; our beliefs relating to value creation as a result of a potential combination with Anthem;
the expected timetable for completing the transaction; benefits and synergies of the transaction; future opportunities for the combined company; and
any other statements regarding Cigna’s and Anthem’s future beliefs, expectations, plans, intentions, financial condition or performance. You may identify forward-looking statements by the use of words such as “believe”, “expect”, “plan”, “intend”, “anticipate”, “estimate”, “predict”, “potential”,
“may”, “should”, “will” or other words or expressions of similar meaning, although not all forward-looking statements contain such terms.
Forward-looking statements are subject to risks and uncertainties, both known and unknown, that could cause actual results to differ materially from those expressed or implied in forward-looking statements. Such risks and uncertainties include, but are not limited to: our ability to achieve our financial, strategic and operational plans or initiatives; our ability to predict and manage medical costs and price effectively and develop and maintain good relationships with physicians, hospitals and other health care providers; our ability to identify potential strategic acquisitions or transactions and realize the expected benefits of such transactions; the substantial level of government regulation over our business and the potential effects of new laws or regulations, or changes in existing laws or regulations; the outcome of litigation, regulatory audits, investigations and actions and/or guaranty fund assessments; uncertainties surrounding participation in government-sponsored programs such as Medicare; the effectiveness and security of our information technology and other business systems; unfavorable industry, economic or political conditions; the timing and likelihood of completion of the proposed merger, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals for the proposed merger that could reduce anticipated benefits or cause the parties to abandon the transaction; the possibility that Cigna shareholders or Anthem shareholders may not approve the proposed merger; the possibility that the expected synergies and value creation from the proposed merger will not be realized or will not be realized within the expected time period; the risk that the businesses of Cigna and Anthem will not be integrated successfully; disruption from the proposed merger making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; the possibility that the proposed merger does not close, including due to the failure to satisfy the closing conditions; the risk that financing for the proposed merger may not be available on favorable terms, as well as more specific risks and uncertainties. Such other risks and uncertainties are discussed in our most recent report on Form 10-K and subsequent reports on Forms 10-Q and 8-K available on the Investor Relations section of www.cigna.com or by contacting Cigna’s investor relations department at 215-761-4198 as well as on Anthem’s most recent report on Form 10-K and subsequent reports on Forms 10-Q and 8-K available on the Investor Relations section of
www.antheminc.com or by contacting Anthem’s investor relations department at 317-488-6181. You should not place undue reliance on forward-
looking statements, which speak only as of the date they are made, are not guarantees of future performance or results, and are subject to risks, uncertainties and assumptions that are difficult to predict or quantify. Cigna undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as may be required by law.

TOGETHER, PUTTING THE CUSTOMER FIRST
All Cigna products and services are provided exclusively by or through operating subsidiaries of Cigna Corporation, including Cigna Health and Life Insurance Company,
Connecticut General Life Insurance Company, Cigna Behavioral Health, Inc., and HMO or service company subsidiaries of Cigna Health Corporation. The Cigna name, logo, and other Cigna marks are owned by Cigna Intellectual Property, Inc.
886283 09/15 © 2015 Cigna. Some content provided under license.